

July 6, 2015

Michael R. Cote, President and Chief Executive Officer
SecureWorks Holding Corporation
One Concourse Parkway NE, Suite 500
Atlanta, Georgia 30328

> **Re:** **SecureWorks Holding Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted June 9, 2015**
> **CIK No. 0001468666**

Dear Mr. Cote:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. With respect to every third-party statement in your prospectus, such as the statistics provided by IDC, Forrester Research, and Gartner, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Lastly, please tell us whether any of the reports were prepared for you.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Prospectus Summary

Corporate Information, page 7

4.   You state that prior to the completion of the offering, you plan to reincorporate in the State of Delaware. Please tell us when you anticipate this reorganization to occur, and in particular whether the reincorporation will occur prior to effectiveness of the registration statement. Please also tell us whether the Delaware or Georgia entity will sign the registration statement.

Risk Factors

Risks Related to Our Business and Our Industry

"Our technology alliance partnerships expose us to a range of risks…," page 20

5.   This risk factor and the last risk factor on page 21 discuss risks related to your technology alliance partnerships and third-party technologies that are incorporated into your service technologies. It is unclear from these risk factors, and the discussion of your use of third-party technologies on page 80, the degree to which you rely on licenses or similar agreements generally, or any individual agreement in particular, for the use of such third-party technologies. Please revise to describe more specifically the extent to which you rely on these third-party technologies and agreements. To the extent material to your business, describe the nature of your use of technologies licensed from third parties, including the "key technology partners" identified on page 80, and summarize the material terms of the related licenses. In addition, please tell us what consideration you gave to filing any related license agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

"If we are not able to maintain or enhance our brand…," page 22

6.   You disclose that you believe that your association with Dell Inc. has helped you to build client relationships. We note in this regard that your website and various articles in the press refer to you as "Dell SecureWorks, Inc." Please tell us whether you intend to continue using the Dell name following the initial public offering, and if not, consider disclosing this intention in connection with your discussion of risks arising from the potential lack of association between your company and Dell.

Industry and Market Data, page 40

7.   Please explain your statement that the Gartner report "represents data" but "is not a representation of fact."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

General

8.   You state that your managed security services clients can choose how much control they maintain over their IT security infrastructure by selecting fully managed, co-managed or monitored service delivery options. Please tell us what consideration you gave to providing quantitative information regarding the number of users and corresponding revenues for each delivery option, and whether there are any related material trends.

Overview, page 50

9.   Expand the penultimate paragraph of this section, where you provide information on historical revenues, to also provide corresponding information regarding net losses.

10.   Please consider revising your disclosure in this section to ensure that it discusses all key challenges you are facing and how management plans to address them. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of Release No. 33-8350. For example, consider expanding your overview to describe more clearly your plans to eventually generate profits. We note in this regard your statements on page 52 that you believe that investments in your platform, service development, and sales and marketing will contribute to revenue growth or improved operating results in the long-term, but may adversely affect near-term profitability.   Also, consider expanding your discussion to address the challenges related to increasing revenues generated outside the United States.

11.   We note your disclosure on page 16, where you state that you expect pricing pressures within the information security market to intensify as a result of action by your larger competitors to reduce the prices of their security monitoring, detection and prevention products, and managed security services. Tell us what consideration you gave to identifying and discussing the risks, opportunities and challenges resulting from this expectation in your overview.

Key Operating Metrics, page 53

12.   We note your presentation of a retention rate metric. Please revise to clarify that this is a revenue metric rather than a reflection of the rate at which customers are retained. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Basis of Presentation, page 55

13.   You disclose that you have presented the operating results for the successor period ended January 31, 2014 and the predecessor period ended October 28, 2013 as results of one combined entity although the predecessor and successor periods within the year ended January 31, 2014 are not directly comparable due to the associated effects of the going-private transaction. It appears that these "Combined" amounts merely combine pre- and post-transaction periods without reflecting all relevant pro forma adjustments to give effect to the going-private transaction. Please note that a supplemental presentation and discussion based on "pro forma" financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre- and post- acquisition periods. Also note that the presentation requirements contained in Article 11 should be provided. Please revise your fiscal year ended January 31, 2014 presentation to reflect all relevant pro forma adjustments.

Results of Operations, page 57

14.   You attribute your revenue increases during fiscal 2014 and 2015 to rapid growth in the information security services. Please tell us what consideration you have given to providing more particularized discussions of the factors that drove revenue increases for each category of service you offer.

Business, page 67

General

15.   Please tell us what consideration you gave to expanding this section to include a discussion of the effect of governmental regulations on your business, to the extent material, including the implications of having clients being regulated by members of the Federal Financial Institutions Examination Council, as disclosed on page 17 of your risk factors.

Our Technology Platform, page 78

16.   Please expand the flowchart explaining the key components of your architecture to define and describe the acronyms employed, such as API, ITIL, and VLDB.

Sales, page 87

17.   Please tell us what consideration you gave to disclosing the percentage of your revenues for fiscal 2015 that were generated by your direct sales force in collaboration with members of Dell's sales force.

Executive Compensation, page 97

18. Please explain to us how you determined that you only had two named executive officers for fiscal 2015. In that regard, we note that the "Management Team" section of your website lists numerous executive directors that may be in charge of a principal business unit, division or function, or perform a policy making function. Refer to Item 402(m)(2) of Regulation S-K.

Certain Relationships and Related Transactions

Relationship with Dell, page 109

19. In the context of your discussion of Dell's going-private transaction, you state that before the completion of this offering, your guarantees of Dell's indebtedness and the pledge of your assets will be terminated, and you will cease to be subject to the restrictions of the agreements governing the indebtedness. Please tell us whether you intend to file the agreement(s) evidencing this termination. Refer to Item 601(b)(10)(i) of Regulation S-K.

Intellectual Property Agreements, page 112

20. You state that you will enter into a patent license agreement before completion of this offering, pursuant to which (i) you will grant to Dell a non-exclusive, worldwide, fully paid-up and sub-licensable license in all patents owned by you as of the date of the agreement, as well as future patents filed by you after such date, together with subsequent improvements on all such patent, and (ii) Dell will grant to you a non-exclusive, worldwide and fully paid-up license in all patents owned by Dell that are used or contemplated for future use by you in your business as of the date of the agreement, together with subsequent improvements on such patents.   Tell us what consideration you gave to expanding your risk factor disclosure to include a separately captioned risk factor discussing the material risks, if any, related to this arrangement.

Tax Matters Agreement, page 113

21. You describe the nature and terms of the tax matters agreement and explain that each member of a consolidated group generally is severally liable for the U.S. federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during that year. You also state that Denali has agreed to indemnify you for any liability not discharged by any other member of the Dell consolidated group for any taxable years during which you were, or one of your subsidiaries was, a member of the consolidated group. Although we note your references to the tax matters agreement on page 29, in the context of your discussion of potential

conflicts with your parent company, and on page 31, where you discuss the restrictions on capital raising included in the agreement, tell us what consideration you gave to the inclusion of a separately captioned risk factor, discussing the material risks, if any, related to being a member of a consolidated group for income tax purposes, including the treatment of net operating losses.

Description of Capital Stock

Exclusive Forum Charter Provision, page 124

22.   Please tell us what consideration you have given to including risk factor disclosure addressing the impact of the exclusive forum provision on investors. Please note that we may have additional comments once you have filed your charter documents.

Combined Financial Statements

Combined Statements of Cash Flows, page F-7

23.   Provide us with a disaggregation of the payments and receipts included in the financing activities line "Net transfers from parent." Revise to present the amounts gross unless otherwise permitted by ASC 230-10-45-7 to 9. Tell us the basis for and nature of the differences between the net amounts reported here and the "Net transfers from parent" in the Combined Statements of Parent Company Equity on page F-8.

Notes to Combined Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-12

24.   We note your disclosure that subscription services arrangements typically include security services, the associated hardware appliance, up-front installation fees and maintenance agreements, which are all typically deferred and recognized over the life of the related agreement. Regarding the up-front installation fees, please describe for us the nature of up-front installation services performed. Revise to disclose whether installation fees are non-refundable and your determination as to whether the services have stand-alone value to the customer pursuant to ASC 605-25-5.

25.   Your hardware appliance contains software components that do not provide customers with the right to take possession of software licenses supporting the services. Please tell us if other software components may be included with the devices that are not associated with services support and explain your accounting for such software.

26.   We note your disclosure on page F-13 that the company has determined that it is the primary obligor in any arrangements that include third-party hardware sold in connection with services offerings. Please describe for us the nature of the arrangements involving third-party hardware sales and describe your analysis of all of the factors in ASC 605-45-45.

Software Development Costs, page F-13

27.   Please clarify the reason for the timing of the application development stage beginning prior to the preliminary project stage completion. Explain in greater detail why this pattern results in no significant software development cost capitalization as of January 30, 2015 or January 31, 2014. Tell us the amounts and where you have recorded any related capitalized costs. Also tell us and disclose how you account for upgrades and enhancements to your internal–use computer software and the authoritative basis for your accounting.

Note 5 - Commitments and Contingencies, page F-18

28.   You disclose that management does not believe that the ultimate outcome of the disclosed unresolved matter is likely to have a material adverse effect on the company's financial position, results of operations or cash flows. Please revise to include a conclusion that addresses reasonably possible losses in excess of amounts accrued, if any, for all pending legal or other proceedings in the aggregate. Refer to paragraphs 50-3 and 50-4 of ASC 450-20-50.

Note 9 - Related Party Transactions, page F-26

29.   We note your disclosure that the historical financial statements do not purport to reflect what results of operations, financial position, equity or cash flows which would have been if the company had operated as a stand-alone public company. Please revise to provide an estimate, if practicable, of what the expenses would have been on a stand-alone basis, as if the company had operated as an unaffiliated entity. Please refer to Question 2 of SAB Topic 1.B.1.

Exhibit Index

30.   We note that many of your exhibits, including the agreements relating to your arrangements with Denali and Dell and their subsidiaries after the offering, will be filed by amendment. Please file them as soon as possible, and note that we will need sufficient time to review these materials and the related disclosures in your registration statement prior to accelerating effectiveness.

       You may contact Joyce Sweeney, Senior Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3483 with any other questions.

                Sincerely,

                /s/ Katherine Wray

                Katherine Wray
                Attorney-Adviser

cc: Richard J. Parrino Esq.
     Hogan Lovells US LLP